AKRION, INC.

6330 Hedgewood Drive, Suite 150

Allentown, Pennsylvania 18106

December 4, 2006

VIA EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford, Esquire

Re:	Akrion, Inc.

Registration Statement on Form S-1 (File No. 333-119557)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Akrion, Inc. hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-119557), filed with the Securities and Exchange Commission on October 6, 2004 (the “Registration Statement”).

Akrion believes that current market conditions make it inadvisable to proceed with the offering at this time. The Registration Statement has not been declared effective, and no shares of common stock of Akrion have been or will be sold under the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact Richard J. Busis of Cozen O’Connor, counsel to Akrion, in connection with the Registration Statement, at (215) 665-2756.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned by facsimile at (610) 391-1982, with a copy to Richard Busis at (215) 701-2456.

Very truly yours,

AKRION, INC.

By:	/s/ James S. Molinaro
James S. Molinaro
Chief Executive Officer

cc:	Richard J. Busis, Cozen O’Connor